SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                             MESABA HOLDINGS, INC.
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                               (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                        (Title of Class of Securities)

                                   59066B102
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                                (CUSIP Number)

                               MICHAEL L. MILLER
                       VICE PRESIDENT, LAW AND SECRETARY
                        NORTHWEST AIRLINES CORPORATION
                             2700 LONE OAK PARKWAY
                            EAGAN, MINNESOTA 55121
                           TELEPHONE: (612) 727-6500
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 June 14, 2001
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION No. of Above Person

             NORTHWEST AIRLINES CORPORATION
             IRS IDENTIFICATION NO. 41-1905580


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                  (b) /X/
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
            WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                 / /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Delaware

                            7.     SOLE VOTING POWER
                                      9,809,035(1)
NUMBER OF SHARES
  BENEFICIALLY              8.     SHARED VOTING POWER
    OWNED BY                          0
 EACH REPORTING
  PERSON WITH               9.     SOLE DISPOSITIVE POWER
                                      9,809,035(1)


                            10.    SHARED DISPOSITIVE POWER
                                       0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,809,035 SHARES(1)

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                            / /

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           40.17%(1)(2)

14.     TYPE OF REPORTING PERSON
           CO

(1) Includes 4,151,922 shares of Issuer Common Stock (as defined herein) that may be acquired upon the exercise of warrants (all of which are currently exercisable) held by an indirect subsidiary of Northwest (as defined herein).

(2) Assumes, pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, that there are 24,420,563 shares of Issuer Common Stock outstanding, which includes the 4,151,922 shares issuable upon exercise of the warrants to purchase shares of Issuer Common Stock held by an indirect subsidiary of Northwest.

PREAMBLE

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D, filed on January 13, 1999 with respect to the Common Stock, $0.01 par value, of Mesaba Holdings, Inc., a Minnesota corporation, as amended by Amendment No. 1 thereto filed on November 2, 2000.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by adding the following after the last paragraph:

     On June 14, 2001, Northwest advised the Issuer that Northwest was withdrawing its proposal that Northwest acquire the shares of the Issuer not already owned by Northwest and was terminating any further discussions regarding the proposed transaction.


Item 4. PURPOSE OF TRANSACTION

    Item 4 is hereby amended by adding the following to the end of paragraph 4:

    On June 14, 2001, Northwest advised the Issuer that Northwest was withdrawing its proposal that Northwest acquire the shares of the Issuer not already owned by Northwest and was terminating any further discussions regarding the proposed transaction.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2001

                                   NORTHWEST AIRLINES CORPORATION


                                   By:  /s/ Michael L. Miller
                                        ----------------------------
                                        Michael L. Miller
                                        Vice President, Law
                                        and Secretary